July 10, 2025

Joseph Campanelli
Chief Executive Officer
NB Bancorp, Inc.
1063 Great Plain Avenue
Needham, Massachusetts 02492

       Re: NB Bancorp, Inc.
           Registration Statement on Form S-4
           Filed July 2, 2025
           File No. 333-288494
Dear Joseph Campanelli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance